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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                            SPECIALTY CATALOGUE CORP.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   84748 Q 103
                                   -----------
                                 (CUSIP Number)

                                October 11, 2000
                                ----------------
                          (Date of Event Which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / / Rule 13d-1(b)

         /X/ Rule 13d-1(c)

         / / Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 84748 Q 103

--------------------------------------------------------------------------------
1        Name of Reporting Person

         I.R.S. Identification No. of Above Person (Entities Only)

                                            Nicolas Berggruen

--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  / /
                                            b.  / /
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

                                            United States of America

--------------------------------------------------------------------------------
                       5        Sole Voting Power
      Number of                      0
        Shares

Beneficially Owned by  6        Shared Voting Power
         Each                        249,400
      Reporting
     Person With

                       7        Sole Dispositive Power

                                    0

                       8        Shared Dispositive Power

                                      249,400

--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    249,400

--------------------------------------------------------------------------------
10       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                            / /

--------------------------------------------------------------------------------
11       Percent of Class Represented By Amount in Row (11)

                                            5.75%

--------------------------------------------------------------------------------
12       Type of Reporting Person

                                            IN

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                           This initial statement on Schedule 13G is being filed
                  pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended, by Nicolas Berggruen ("Berggruen"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13G.

Item 1(a).        Name of Issuer:

                  Specialty Catalogue Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  21 Bristol Drive
                  South Easton MA 02375

Item 2(a).         Name of Persons Filing:

                   Nicolas Berggruen

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                  499 Park Avenue
                   New York, New York 10022

Item 2(c).         Citizenship:

                  United States of America

ITEM 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 Par Value

ITEM 2(e).        CUSIP Number:

                  84748 Q 103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  This statement is filed on behalf of Berggruen pursuant to Rule 13d-1(c).

Item 4.           Ownership.

                  (a)    Amount Beneficially Owned:

                  Berggruen is deemed to beneficially own 249,400 shares of Common Stock held by Alexander Enterprise Holding Corp.

                  (b)    Percent of Class:

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                  The 249,400 shares of Common Stock deemed beneficially owned by Berggruen constitute approximately 5.75% of the issued and outstanding shares of Common Stock.

                   c)    Number of shares as to which such person has:

                         (i)       sole power to vote or to direct the vote

                                           0

                         (ii)      shared power to vote or to direct the vote

                                           249,400

                         (iii) sole power to dispose or to direct the disposition of

                                           0

                         (iv) shared power to dispose or to direct the d isposition of

                                            249,400

Item 5.           Ownership of Five Percent or Less of a Class.


                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                           Nicolas Berggruen acts as an investment advisor to
                  Alexander Enterprise Holding Corp., a British Virgin Islands corporation ("Alexander"), which holds 249,400 shares of Common Stock of Specialty Catalogue Corp. Nicolas Berggruen disclaims beneficial ownership of, and does not have a pecuniary interest in, the shares of Common Stock held by Alexander and this Schedule 13-G shall not be deemed an admission that Nicolas Berggruen is a beneficial owner of such securities for purposes of Section 13(d) of the Exchange Act of 1934, as amended, or for any other purpose.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

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Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.           Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2001


                                    By:      /s/ Nicolas Berggruen
                                             ----------------------------------
                                               Nicolas Berggruen



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